BioStem Technologies, Inc.

2836 Center Port Circle

Pompano Beach, FL 33064

September 25, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Tyler Howes

Re:	BioStem Technologies, Inc.
Registration Statement on Form S-1
File No. 333-299025

Dear Mr. Howes:

In accordance with Rule 461 under the Securities Act of 1933, as amended, BioStem Technologies, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on September 29, 2026, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Flora R. Perez of Greenberg Traurig, P.A., at (954) 768-8210 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

BioStem Technologies, Inc.

By:	/s/ Jason Matuszewski
Name:	Jason Matuszewski
Title:	Chief Executive Officer

cc:	Flora R. Perez, Esq.
Andi Hasaj, Esq.
Greenberg Traurig, P.A.